OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Waverly Labs Inc.

19 Morris Avenue
Brooklyn, NY 11205

www.waverlylabs.com

4000 shares of Series C Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 428,000 shares of common stock ($1,070,000)

Minimum 4,000 shares of common stock ($10,000)

Company	Waverly Labs Inc.
Corporate Address	19 Morris Avenue, Brooklyn, NY 11205
Description of Business	Waverly Labs is an innovative consumer products company at the convergence of speech translation and wearable technology.
Type of Security Offered	Series C Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	2.50
Minimum Investment Amount (per investor)	$295.00

Perks*

$500+ 10% off the Pilot earpiece purchased through our website

$2,500+ Reserved Pilot earpiece in your color choice of red, black, or white

$5,000+ Additional 5% bonus shares & reserved Pilot earpiece in your color choice of red, black, or white

$10,000+ Additional 10% bonus shares & reserved Pilot earpiece in your color choice of red, black, or white

*Current customers of the Pilot earpiece, prior to the launch of our Reg CF investment campaign, automatically qualify for 10% bonus shares upon an investment of $5,000 or more. Perks and bonus shares are not compounded for current customers. All perks occur after the offering is completed.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Waverly Labs Inc. is a is an innovative consumer products company incorporated in the State of Delaware on June 16, 2014. Waverly Labs has developed a smart earpiece at the convergence of wearable technology and speech translation called "Pilot," which translates languages from one person to another. The Company has launched a mobile app known as Pilot Speech Translator, which allows for mobile translation on a phone and serves as the interface to toggle languages for the Pilot earpiece.

Sales, Supply Chain, & Customer Base

The Company has sold over $5,700,000 of the Pilot earpiece in pre-orders to nearly 23,000 customers, which represents approximately 25,500 Pilots and has generated sufficient funds to produce and manufacture 27,000 units of the Pilot earpiece, a corresponding translation app, secure trademarks and patent pending technology status, and maintain operations over the 21 month period from launch through completed production. The pre-orders were originally collected through a crowdfunding campaign on IndieGogo, and currently the Company has been accepting, and continues to accept, pre-orders of the Pilot on its website www.waverlylabs.com. The Company expects to ship the first order of the Pilot during the fourth quarter of 2017.

The Company sources materials for the Pilot globally, and the Pilot is designed and created in the Company's offices in Brooklyn, NY, and manufactured in China by third-party contract manufacturers. The Company's software is also created and designed in the Company's offices in Brooklyn, NY, in collaboration with third-party software development teams located in the United States and globally.

Competition

Although the Company believes it is the leading translation earpiece on the market, it has a number of competitors and faces significant competition. Its competitors range from small companies that have not fully developed their products to large companies with fully-developed products. The Company differentiates itself through what it believes to be superior translation software, quality of their earpieces, their capabilities to deliver a translation experience comparative to their competitors.

Liabilities and Litigation

Other than liabilities occurring in the ordinary course of business, the Company has no liabilities. The Company is not currently involved with or know of any pending or threatened litigation against the Company or its directors or officers.

The team

Officers and directors

ANDREW OCHOA	FOUNDER & CEO, PRESIDENT, DIRECTOR
JAINAM SHAH	CO-FOUNDER & VP OF HARDWARE ENGINEERING, DIRECTOR
WILLIAM GOETHALS	CO-FOUNDER & VP OF MANUFACTURING, DIRECTOR

ANDREW OCHOA
As CEO & VP of Product Development, Andrew oversees all business operations and product development of the Pilot Translating Earpiece and Pilot Speech Translator App. Andrew founded Waverly Labs in 2013. Prior to this he worked on sales and product teams for tech startups in Austin, TX and New York, NY

JAINAM SHAH
Plans and directs all aspects of hardware engineering, including research, hardware development, and logistics. Jainam joined Waverly Labs in early 2014 after completing his Masters degree. Prior to that time he worked on various projects with NASA, MIT and the US Navy.

WILLIAM GOETHALS
Leads the manufacturing and supply chain for the pilot earpiece, as well as firmware and electrical engineering. William joined Waverly Labs in 2014. He has brought 15 products to market specializing in manufacturing, firmware, hardware and software integration.

Number of Employees: 10

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Company operates in a market that is attracting competition and the size and resources of some of the Company's competitors or expected competitors may allow them to compete more effectively than we can, which could result in the Company's failure to achieve a significant market share or revenue and profitability.** The market for language translation earpieces continues to become more competitive as the technology required for such earpieces matures. The Company expects competition to intensify in the future at a quicker rate as existing competitors introduce new and more competitive offerings alongside their existing products, and as new market entrants, including certain large, mature companies introduce new products into the market. Many of the Company's current competitors are early-stage companies but the Company expects well-established companies to enter the market aggressively with diversified product lines, well-established supply and distribution systems, strong worldwide brand recognition and greater financial, marketing, research and development and other resources than those of the Company. Notably, Google Inc.'s Google Pixel Buds provide language translation similar to the Pilot but with the ability to translate 40 languages. More established companies may offer an assortment of hardware and software products to supplement the language translation earpiece that customers find appealing. Those products may help established companies achieve a significant market share and put downward pressure on margins, which could impede the Company's ability to achieve the margins it expects and harm its business and results of operations.

- **The Company depends on sales of its language translation earpieces for substantially all of its revenue, and any decrease in the sales of those products would harm its business.** To date, substantially all of the Company's revenue has been derived from sales of its language translations earpiece known as "Pilot," and the Company expects to continue to derive the substantial majority of its revenue from sales of that earpiece and accessories for the foreseeable future. A decline in the price of that earpiece, whether due to macroeconomic conditions, competition or otherwise, or the Company's inability to increase sales of those products, would harm the Company's business and operating results more seriously than it would if the Company derived significant revenue from a variety of product lines and services. Any decrease in the sales of the Company's language translation earpiece would harm its business. While the Company likely will evaluate other products and services to add to its offerings, the Company may not be successful in identifying or executing on any opportunities, and the Company expects sales of its language translation earpiece to represent a substantial portion of its revenue for the foreseeable future. As a result, the Company's future growth and financial performance will depend heavily on its ability to develop and sell enhanced versions of its language translation earpiece. If the Company fails to deliver product enhancements, new releases or new products that its customers want, its business and results of operations would be harmed.
- **The Company relies on third-party suppliers and manufacturers, some of which are sole-source suppliers, to provide components for its earpiece.** All of the components that go into the manufacture of the Company's language translation earpiece are sourced from third-party suppliers and manufactured by third-party contract manufacturers, and some of those components are provided by a single supplier or by a supplier that could potentially become a competitor. If the Company loses access to components from a particular supplier, or experiences a significant disruption in the supply of products and components from a current supplier, the Company may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all, and the Company's business

could be materially and adversely affected. Similarly, if the Company's manufacturer faces any disruption in its business, then the Company may not obtain sufficient product to meet demand and may have difficulty or be unable to locate alternative manufacturers of comparable quality at an acceptable price, or at all, and the Company's business could be materially and adversely affected. In addition, if the Company experiences a significant increase in demand for its products, its suppliers and manufacturers might not have the capacity or elect to meet the Company's needs as they allocate components or manufacturing capacity to other customers. Identifying a suitable supplier or manufacturer is an involved process that requires the Company to become satisfied with the quality control, responsiveness and service, financial stability and labor and other ethical practices of the supplier or manufacturer, and if the Company seeks to source materials from new suppliers or have products manufactured by a new manufacturer, then there can be no assurance that the Company could do so in a manner that does not disrupt the manufacture and sale of its products. The Company's reliance on single source, or a limited number of, suppliers and manufacturers involves a number of additional risks, including risks related to price increases, timely delivery, component quality, failure of suppliers and manufacturers to remain in business, and natural disasters and other catastrophic events.

- **There is not guarantee that the rate of the Company's sales in the future will be as high as during its IndieGogo crowdfunding campaign and that campaign might not be indicative of future performance.** Although the Company's sales grew rapidly during its IndieGogo crowdfunding campaign, investors should not consider that sales growth as indicative of the Company's future performance. In future periods, the Company's sales could decline or grow more slowly than it expects. The Company also may continue to incur significant losses in the future for a number of reasons, including other risks described in this Offering Memorandum, and the Company may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.
- **The Company may have difficulty in accurately predicting its future customer demand which could adversely affect its operating results.** To ensure adequate inventory supply and meet the demands of the Company's customers and distributors, the Company must forecast inventory needs and place orders with its contract manufacturers and component suppliers based on its estimates of future demand for particular products. The Company has relatively recently begun producing its products, and it has experienced rapid growth in demand. The Company may be unable to meet customer or distributor demand for its products or may be required to incur higher costs to secure the necessary production capacity and components. The Company could also overestimate future sales of its products and risk carrying an excess product and component inventory. Further, the Company's ability to accurately forecast demand for its products could be affected by other factors, including product introductions by competitors, unanticipated changes in general market demand, macroeconomic conditions or consumer confidence. If the Company fails to continue to develop the infrastructure that enables it to accurately forecast customer demand for its

products, then its business and operating results could be adversely affected.

- **The Company's success depends significantly on its ability to develop the value and reputation of its brand.** The Company's success depends significantly on the value and reputation of its brand, including its primary trademarks "Waverly Labs" and "Pilot." The Waverly Labs name and premium brand image are integral to the growth of the Company's business and expansion into new vertical markets. Maintaining, promoting and positioning the Company's brand will largely depend on the success of its marketing and merchandising efforts and its ability to provide consistent, high-quality products. If the Company fails to achieve those objectives or if its public image or reputation were to be tarnished by negative publicity, then the Company's brand, business, and operating results could be adversely affected. Negative publicity regarding any supports with which the Company is associated or may become associated, its products, its customers' content, and the labor policies of any of the Company's suppliers or manufacturers could create corresponding negative publicity for the Company, harm the Company's brand image and, as a result, adversely impact its sales and results of operations. Maintaining and enhancing the Company's brand may require it to make substantial investments and these investments may not achieve the desired goals. If the Company fails to successfully promote and maintain its brand or if the Company incurs excessive expenses in this effort, the Company's business and operating results could be adversely affected.
- **To remain competitive and stimulate customer demand, the Company must successfully manage frequent product introductions and transitions.** The Company believes that it must continually develop and introduce new products, enhance its existing products and effectively stimulate customer demand for new and upgraded products. The Company's research and development efforts will require it to incur substantial research and development expenses without being able to achieve an acceptable return, if any, on the research and development efforts. Further, any failure to complete product transitions effectively could harm the Company's brand. The success of new product introductions to customers depends on a number of factors including, but not limited to, timely and successful research and development, market and customer acceptance, the effective forecasting and management of product demand, purchase commitments and inventory levels, the management of manufacturing and supply costs, and the risk that new products may have quality or other defects in the early stages of introduction. The introduction of new products or product enhancements may shorten the life cycle of the Company's existing products or replace sales of some of its current products, thereby offsetting the benefit of even a successful product introduction, and may cause customers to defer purchasing its existing products in anticipation of the new products and potentially lead to challenges in managing inventory of existing products. If the Company fails to effectively manage new product introductions, our revenue and profitability may be harmed.
- **The Company has not yet developed a robust research and development program or invested significant resources in research and development.** The Company has not yet developed a robust research and development program or invested

significant resources in research and development. The Company's resources have been focused on the launch of its initial product, the "Pilot." As a result, the Company has used its capital and human resources on that product rather than on developing strong research and development capabilities.

- **Any material disruption of the Company's information systems could adversely affect its operating results.** The Company is dependent on information systems to operate its ecommerce website, process transactions, respond to customer inquiries, manage its supply chain and inventory, ship goods on a timely basis and maintain cost-efficient operations. Any material disruption or slowdown of the Company's systems, including a disruption or slowdown caused by its failure to successfully upgrade its systems, system failures, viruses, computer "hackers" or other causes, could cause delays in its supply chain or cause information, including data related to customer orders, to be lost or delayed which could result in delays in the delivery of merchandise to its customers or lost sales, especially if the disruption or slowdown occurred during the holiday season. Any of these events could reduce demand for the Company's products, impair its ability to complete sales through its ecommerce channels and cause its revenue to decline. If changes in technology cause the Company's information systems to become obsolete, or if its information systems are inadequate to handle its growth, then it could lose customers or its business and operating results could be adversely affected. In particular, the Company is heavily reliant on information systems to conduct its order and inventory management and financial processes. As the Company expands its operations, it expects to utilize additional systems, including an enterprise resource planning system, the implementation of which could cause disruption to the Company's supply chain, and service providers that may also be essential to managing the Company's business.
- **The Company is highly dependent on its Chief Executive Officer.** The Company's future success depends in significant part on the continued service of its CEO, G. Andrew Ochoa. Mr. Ochoa is critical to the strategic direction, product development, and overall management of the Company as well as its research and development process. Mr. Ochoa is an at-will employee and was awarded 2,518,750 shares as part of his equity compensation as CEO, of which 1,499,256 shares remain for vesting in equal installments over 25 months. The loss of Mr. Ochoa could adversely affect the Company's business, financial condition, and operating results.
- **If the Company is unable to retain, attract and integrate qualified personnel, then it ability to develop and successfully grow its business could be harmed.** In addition to the continued services of Mr. Ochoa, the Company believes that its future success is highly dependent on the contributions of its executive officers, as well as its ability to attract and retain highly skilled and experienced sales, research and development and other personnel. All of the Company's employees, including its executive officers, are free to terminate their employment relationship with the Company at any time, and their knowledge of the Company's business and industry may be difficult to replace. If one or more of the Company's executive officers or key employees leave, then the Company

may not be able to fully integrate new personnel or replicate the prior working relationships, and its operations could suffer. Qualified individuals are in high demand, and the Company may incur significant costs to attract them. Many of the companies with which the Company competes for experienced personnel also have greater resources than those of the Company. If the Company is unable to attract and retain highly skilled personnel, then it may not be able to achieve its strategic objectives, and its business, financial condition and operating results could be adversely affected.

- **The Company may not successfully grow internationally.** Most of the Company's sales have been made to customers in the United States. The Company's ability to grow internationally by attracting customers outside of the United States will be important. The Company has not yet focused on developing its business internationally while competitors may have done so. If the Company is unable to successfully grow internationally, then it may not be able to achieve its desired strategic and financial goals.
- **The Company may be subject to product liability or warranty claims that could result in significant direct or indirect costs, or the Company could experience greater returns from customers than expected, which could harm its business and operating results.** The Company generally provides a 12-month warranty on all of its products. The occurrence of any material defects in its products could make it liable for damages and warranty claims in excess of its current reserves. In addition, the Company could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality and safety of the Company's products could affect its brand image, decrease customer demand, and adversely affect its operating results and financial condition. Also, while the Company's warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect its business and operating results.
- **The Company's intellectual property rights and proprietary rights may not adequately protect its products.** The Company's commercial success will depend substantially on its ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products in the United States and other countries. The Company will be able to protect its intellectual property from unauthorized use by third parties only to the extent that these assets are covered by valid and enforceable patents, trademarks, copyrights or other intellectual property rights, or are effectively maintained as trade secrets. As of the date of this filing, the Company has no issued patents or applications pending in the United States or in foreign jurisdictions. The Company will apply for patents covering its products, services, technologies, and designs, as it deems appropriate. The Company may fail to apply for patents on important products, services, technologies or designs in a timely fashion, or at all. Even if patents are issued, they may not be sufficient to protect the Company's products, services, technologies, or designs. The Company's future patents may not be sufficiently broad to prevent others from developing competing products, services technologies, or designs. No consistent policy regarding the breadth of patent

claims has emerged to date in the United States and the Company expects the landscape for patent protection for its products, services technologies, and designs to continue to be uncertain. Intellectual property protection and patent rights outside of the United States are even less predictable. As a result, the validity and enforceability of patents cannot be predicted with certainty. Moreover, the Company cannot be certain whether (a) others will independently develop similar or alternative products, technologies, services or designs or duplicate any of its products, technologies, services or designs, (b) it will develop proprietary products, services, technologies or designs that are patentable, or (c) the patents of others will have an adverse effect on its business. The patents the Company licenses and those that may be issued to the Company in the future may be challenged, invalidated, rendered unenforceable or circumvented and the rights granted under any issued patents may not provide the Company with proprietary protection or competitive advantages. Moreover, third parties could practice the Company's future inventions in territories where the Company will not have patent protection or in territories where they could obtain a compulsory license to the Company's technology where patented. Such third parties may then try to import products made using the Company's inventions into the United States or other territories. Additional uncertainty may result from potential passage of patent legislation by the U.S. Congress, legal precedent by the U.S. Federal Circuit Courts and Supreme Court as they determine legal issues concerning the scope and construction of patent claims and inconsistent interpretation of patent laws by the lower courts. The Company has two registered trademarks in the United States. If the Company is not successful in arguing that there is no likelihood of confusion between its marks and the marks that are the subject of other applications or registrations owned by third parties, then any foreign trademark applications by the Company may be denied, preventing it from obtaining trademark registrations and adequate protection for its marks in the relevant jurisdictions, which could impact its ability to build its brand identity and market its products and services in those jurisdictions. Third parties may claim that the Company's trademarks infringe their rights. As a result, the Company could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of its brand in the United States or other jurisdictions. Even in those jurisdictions where the Company is able to register its trademarks, competitors may adopt or apply to register similar trademarks to it, may register domain names that mimic the Company's domain names or incorporate its trademarks or may purchase keywords that are identical or confusingly similar to its brand names as terms in Internet search engine advertising programs, which could impede its ability to build its brand identity and lead to confusion among potential customers of its products and services. The laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, the Company may be unable to protect its products, services, technologies, and designs adequately against unauthorized third-party copying, infringement or use, which could adversely affect its competitive position. Any proceedings or lawsuits that the Company initiates could be expensive, take significant time and divert management's attention from other business concerns. Additionally, the Company may provoke third parties to assert claims against it. These claims could invalidate or narrow the scope of its own intellectual property rights. The Company may not prevail in any proceedings or lawsuits that it initiates and the damages or other remedies awarded, if any, may be commercially valuable. The occurrence of any of these events may adversely affect the Company's business, financial condition, and operating results.

- **The Company's business may suffer if it is alleged or determined that its technology or one of its licensor's technologies or another aspect of the Company's business infringes the intellectual property rights of others.** The markets in which the Company competes are characterized by the existence of a large number of patents and trade secrets and also by litigation based on allegations of infringement or other violations of intellectual property rights. From time to time, third parties may claim that the Company is infringing upon their intellectual property rights or offer licenses to the Company in respect of technology they own that may be infringed upon by the Company's products. Also, third parties may make infringement claims against the Company that relate to technology developed and owned by one of the Company's suppliers for which our suppliers may or may not indemnify it. Even if the Company is indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations and determining the scope of these obligations could require additional litigation. Claims of intellectual property infringement against the Company or its suppliers might require the Company to redesign its products, rebrand its services, enter into costly settlement or license agreements, pay costly damage awards or face a temporary or permanent injunction prohibiting the Company from marketing or selling its products or services. If the Company cannot or does not license the infringed intellectual property on reasonable terms or at all, or substitute similar intellectual property from another source, its revenue and operating results could be adversely impacted. Additionally, the Company's customers may not purchase its offerings if they are concerned that they may infringe third-party intellectual property rights. Responding to such claims, regardless of their merit, can be time-consuming, costly to defend in litigation, divert management's attention and resources, damage the Company's reputation and brand and cause the Company to incur significant expenses. The occurrence of any of these events may have an adverse effect on the Company's business, financial condition, and operating results.
- **The Company relies on licenses from several suppliers, which causes the Company to have high licensing costs and creates a risk that they may seek to change the terms in the future or lose rights to the technology.** The Company's sole product is comprised of multiple source data, along with its own proprietary technology to enhance the translation experience. Nonetheless, the translation engine is an amalgamation of several suppliers, and the high license costs and the Company's dependence on multiple supplier data puts the Company in a delicate position to create a cost-effective solution for its customers. The

Company's licenses from suppliers to the intellectual property used in its product is neither exclusive nor perpetual. Therefore, the Company is at risk that it may lose the right to license one or more key components or that costs to license them may increase drastically. In either case, the Company's business, financial condition, and operating results could be materially and adversely affected.

- **If the Company's customers are not satisfied with its technical support or software updates, then they may choose not to purchase the Company's products, which would adversely impact its business and operating results.** The Company's business relies, in part, on its customers' satisfaction with the technical support and software updates it provides to support its products. If the Company fails to provide technical support services that are responsive, satisfy its customers' expectations, and resolve issues that they encounter with its products, customers may choose not to purchase additional products and the Company may face brand and reputational harm, which could adversely affect its operating results. The Company's ability to provide technical support and software updates has not yet been tested and may not be satisfactory.
- **An economic downturn or economic uncertainty in the United States or in other key markets may adversely affect consumer discretionary spending and demand for the Company's product.** The Company's product is a discretionary item for consumers. Factors affecting the level of consumer spending for a discretionary item include general market conditions, macroeconomic conditions and other factors such as consumer confidence, the availability and cost of consumer credit, levels of unemployment and tax rates. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of the Company's products. Consumer demand for the Company's products may not reach its sales targets, or may decline, when there is an economic downturn or economic uncertainty. The Company's sensitivity to economic cycles and any related fluctuation in consumer demand could adversely affect the Company's business, financial condition, and operating results.
- **Catastrophic events or political instability could disrupt and cause harm to the Company's business.** A natural disaster, fire, act of terrorism or other catastrophic event in Texas or elsewhere that results in the destruction or disruption of any of the Company's critical business operations or information technology systems could severely affect the Company's ability to conduct normal business operations and, as a result, its future operating results could be harmed. The Company's key manufacturing and supply partners have global operations including in China as well as the United States. Political instability or catastrophic events in any of those countries could adversely affect the Company's business in the future, our financial condition and operating results.
- **We do not intend to pay dividends for the foreseeable future.** The Company currently intends to retain any future earnings to finance the operation and expansion of its business does not expect to declare or pay any dividends in the

foreseeable future. As a result, investors may only receive a return on their investment in Non-Voting Common Stock, if at all.

- **If the Company is able to obtain additional financing and thereafter be successful in growing its revenues according to its operating plans, then the Company may not be able to manage its growth effectively, which could adversely affect its operations and financial performance.** The ability to manage and operate the Company's business as the Company executes its growth strategy may require further substantial capital and effective planning. Significant rapid growth on top of the Company's current operations could greatly strain its internal resources, leading to a much lower quality of customer service, reporting problems and delays in meeting important deadlines that could adversely affect the Company's business, financial condition, and operating results. The Company's efforts to grow could place a significant strain on its personnel, management systems, infrastructure, liquidity, and other resources. If the Company does not manage its growth effectively, then its operations could be adversely affected, resulting in slower or negative growth, critical shortages of cash and a failure to achieve or sustain profitability.
- **If the Company raises additional funds through collaboration, licensing, or other similar arrangements, then it may be necessary to relinquish potentially valuable rights to the Company's current products, potential products, or proprietary technologies, or grant licenses on terms that are not favorable to the Company.** The Company may determine, either because it is unable to raise funds through sales of equity or debt or because terms are more beneficial, to raise funds through collaborations, licensing, or other similar arrangements. Those arrangements often require payment of royalties or other compensation that decreases the amount of revenue and/or profit that the Company may generate in the future, and they may be structured to give exclusive rights to certain markets. Any such arrangements could result in a reduction in the value of the assets of the Company or alter the financial outlook of the Company in a way that could have a positive or negative impact on the operating results of the Company.
- **Holders of Series C Common Stock will have no voting or information rights with respect to decisions of the Company.** The Series C Common Stock does not provide investors will any voting rights or information rights and, to the extent the holders of Series C Common Stock are entitled to vote on a matter by law, they must vote in the same manner as the holders of Series C Common Stock. Therefore, holders of Series C Common Stock will have no ability to impact or otherwise influence the Company's decisions.
- **There is no assurance the maximum amount of this offering will be sold.** This offering will be undertaken through the services of a third party that will act as the Company's online portal, and there can be no assurance that all of the Series C Common Stock offered hereby will be sold. Failure to sell all of the stock offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities and grow in accordance with its existing objectives or in the manner it currently contemplates. The offer and sale of the

Series C Common Stock pursuant to this offering have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. Thus, investors cannot rely upon any regulatory agency having reviewed the terms of the offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the offering. Accordingly, investors must judge the adequacy of disclosure and fairness of the terms of the offering on their own, and without the benefit prior review by any regulatory agency.

- **The Series C Common Stock will be subordinate to any Company debt.** The Series C Common Stock is equity, which by its nature is subordinate to any present or future debt obligations of the Company. The effect of this subordination is that if the Company is involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of its debt, if any, its assets will be available to distribute assets in liquidation only after all debt of the Company, if any, has been paid in full from those assets. The Company may not have sufficient assets remaining to make any distribution to the holders of Series C Common Stock after payment of its debt. The Company is not restricted from incurring any debt or other liabilities.
- **The Company cannot easily resell the Company's securities.** There is not now and likely will not be a public market for the Series C Common Stock or any capital stock of the Company. Because the Series C Common Stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series C Common Stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Similarly, the Amended and Restated Bylaws of the Company contain transfer restrictions that prohibited the transfer of any shares of Common Stock of the Company, including the Series C Common Stock. Limitations on the transfer of the Series C Common Stock may also adversely affect the availability or price that an investor might be able to obtain for the Series C Common Stock in a private sale.
- **The Company does not have a majority of independent persons serving on the Board and a group of four individuals controls the Company.** The Board consists 3 directors, which are designated for election by the largest stockholder of the Company, Mr. Ochoa. In addition, a group of four individuals (including Mr. Ochoa) who are neither independent nor disinterested from the foregoing stockholders controls the Company. Because the Company does not have any independent directors and the controlling stockholders of the Company have no intention of electing any independent directors, the Company runs a greater risk that a significant error or irregularity could occur that could be materially damaging to the Company's stockholders and holders of Series C Common Stock.
- **Any valuation of the Company is not based on facts or any valuation methodology.** The valuation set by the Company in this offering is not based on any valuation methodology and should not be treated as an indication of the value of the Company. In an early-stage company, a value for a company cannot

be established as a result of the uncertainty at such stage. The valuation set for this offering is only intended to be an indication of the amount the Company believes an investor may be willing to pay for the Series c Common Stock.

- **The Company has a limited operating history upon which an investor can evaluate its performance, and accordingly, its prospects must be considered in light of customary issues early-stage companies encounter.** The Company incorporated under the laws of the State of Delaware in June 2014. The Company's ability to build a viable business and the likelihood of building such a business must be considered in light of the problems, expenses, difficulties, complications, uncertainties, and delays frequently encountered in connection with the growth of an early-stage business that is operating in an unproven industry. The Company expects its operating expenses will increase for the near future, and investors should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.
- **The holders of Series C Common Stock will be diluted upon exercise of options** The holders of Series C Common Stock will be diluted if the grantees of stock options exercisable for shares of Series B Common Stock exercise their rights to be issued Series B Common Stock. The dilution will cause the holders of Series C Common Stock to own a smaller percentage of the capital stock of the Company.
- **The Company may become subject to penalties and interest for late payment to the Internal Revenue Service of certain tax obligations** In connection with the review by Artesian CPA, LLC (the "CPA") of the Company's financial statements for the calendar year ended December 31, 2016, it was concluded that the Company had taxable income of approximately $3,103,000 from the funds received in its IndieGogo campaign, which was reduced by certain net operating loss carryforward of $12,000, which resulted in taxable income of $3,091,000 for federal tax purposes. The resulting tax obligation from this taxable income based upon the Company's federal and state tax rates was $1,185,260 is reduced by a $17,094 increasing research tax credit, resulting in a net tax obligation of $1,168,166. The Company accrued such obligation as an expense to its liabilities. The Company has filed its federal and state tax returns treating the pre-sales on IndieGogo as advance payments and, therefore, deferring recognition of the income until the year 2017. The Company has elected not to amend its filed 2016 tax return and pay tax obligations potentially due because the Company believes it can allowably defer recognition of the taxable revenues from its pre-sales until its 2017 income tax return. As a result of the Company's foregoing position and its decision not to pay any taxes that may be due on potentially taxable income in the year 2016, the Company may become subject to penalties and interest for late payment to the Internal Revenue Service of those obligations. Under Section 172(b)(2) of the Internal Revenue Code, future net operating losses of a company may be carried back for 2 years, which means that the Company has a right to offset any income in the year 2016 with losses in the years 2017 and 2018. The Company has estimated that it will incur losses in the amount of $1,908,330 in the year 2017, net of any additional taxable income the Company earned from its IndieGogo campaign in the calendar year 2017.

Those losses assume that the Company will recognize no revenue from the sale of products in the year 2017, and the Company does not expect to recognize any revenue for the year 2017.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- G. Andrew Ochoa, 64.53% ownership, Series A Common Stock
- Jainam Shah, 21.69% ownership, Series A Common Stock

Classes of securities

- Series A Common Stock: 3,911,569

Voting Rights

The Company's Certificate of Incorporation (the "Certificate of Incorporation") authorizes the issuance of 3,911,569 shares of Series A Common Stock, par value $0.0001 per share (the "Series A Common Stock"), of which 3,911,569 are issued and outstanding. The holders of shares of Series A Common Stock are entitled to 10 votes for each share held of record on all matters submitted to a vote of the stockholders and may act by written consent in lieu of a meeting. The holders of Series A Common Stock are parties to a voting agreement pursuant to which they agree to vote their shares for 3 directors elected by Andrew Ochoa.

Dividend Rights

The holders of shares of Series A Common Stock are entitled to receive dividends pro rata with the other holders of shares of Common Stock if and when declared by the Board of Directors of the Company (the "Board") out of funds legally available therefor. The payment of dividends on the Series A Common Stock will be a business decision to be made by the Board from time to time based on the results of the Company's operations, its financial conditions and any other factors that the Board considers relevant. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future.

Liquidating Distributions and Change of Control

In the event of the Company's liquidation, dissolution, or winding up, holders of Series A Common Stock are entitled to share pro rata in all of the Company's assets remaining after payment of liabilities.

In the event of a change of control of the Company, holders of Series A Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company.

Rights and Preferences

The rights, preferences, and privileges of the holders of the Series A Common Stock are superior to and may adversely affect the rights of the holders of shares of Series B Common Stock and Series C Common Stock and may become inferior to and adversely affected by any classes of preferred stock of the Company that the Company may designate in the future.

Transfer Restrictions

Subject to a limited number of exceptions, the Series A Common Stock are subject to restrictions on the transfer thereof set forth in the Amended and Restated Bylaws of the Company (the "Bylaws"). Therefore, in general, no shares of Series A Common Stock may be transferred without first giving the Company the opportunity to purchase such shares. If the Company declines to purchase such shares, then the shares of Series A Common Stock may be sold to another party.

- Series B Common Stock: 653,540

Voting Rights

The Company's Certificate of Incorporation (the "Certificate of Incorporation") authorizes the issuance of 1,803,818 shares of Series B Common Stock, par value $0.0001 per share (the "Series B Common Stock"), of which 653,540 are issued and outstanding. The holders of shares of Series B Common Stock are entitled to 1 vote for each share held of record on all matters submitted to a vote of the stockholders and may act by written consent in lieu of a meeting. The holders of Series B Common Stock are parties to a voting agreement pursuant to which they agree to vote their shares for 3 directors elected by Andrew Ochoa.

Dividend Rights

The holders of shares of Series B Common Stock are entitled to receive dividends pro rata with the other holders of shares of Common Stock if and when declared by the Board of Directors of the Company (the "Board") out of funds legally available therefor. The payment of dividends on the Series B Common Stock will be a business decision to be made by the Board from time to time based on the results of the Company's operations, its financial conditions and any other factors that the Board considers relevant. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future.

Liquidating Distributions and Change of Control

In the event of the Company's liquidation, dissolution, or winding up, holders of Series B Common Stock are entitled to share pro rata in all of the Company's assets remaining after payment of liabilities.

In the event of a change of control of the Company, holders of Series B Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company.

Rights and Preferences

The rights, preferences, and privileges of the holders of the Series B Common Stock are superior to and may adversely affect the rights of the holders of shares of Series C Common Stock and may become inferior to and adversely affected by any classes of preferred stock of the Company that the Company may designate in the future.

Transfer Restrictions

Subject to a limited number of exceptions, the Series B Common Stock are subject to restrictions on the transfer thereof set forth in the Bylaws. Therefore, in general, no shares of Series B Common Stock may be transferred without first giving the Company the opportunity to purchase such shares. If the Company declines to purchase such shares, then the shares of Series B Common Stock may be sold to another party.

Stock Options

The Company has reserved for issuance upon exercise of options 793,918 shares of Series B Common Stock, of which 643,640 have been granted. However, no options have been exercised for shares of Series B Common Stock.

- Series C Common Stock: 0

Voting Rights

The Certificate of Incorporation authorizes the issuance of 4,284,613 shares of Series C Common Stock, par value $0.0001 per share, of the Company ("Series C Common Stock"), of which 354,208 are issued and outstanding. Except as otherwise required by law, the Series C Common Stock have no voting rights.

Dividend Rights

The holders of shares of Series C Common Stock are entitled to receive dividends pro rata with the other holders of shares of Common Stock if and when declared by the Board out of funds legally available therefor. The payment of dividends on the Series C Common Stock will be a business decision to be made by the Board from time to time based on the results of the Company's operations, its financial conditions and any other factors that the Board considers relevant. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future.

Liquidating Distributions and Change of Control

When authorized and issued, in the event of the Company's liquidation, dissolution, or winding up, the holders of shares of Series C Common Stock shall be entitled to share pro rata with the holders of Series A Common Stock and Series B Common Stock in all of the Company's assets remaining after payment of liabilities.

When authorized and issued, in the event of a change of control of the Company, the holders of shares of Series C Common Stock shall be entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company.

Rights and Preferences

The holders of shares of Series C Common Stock shall have the same rights, privileges and preferences as the Series A Common Stock and Series B Common Stock, except that (a) the Series C Common Stock shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders; (b) on any matter on which the holders of the Series C Common Stock are entitled to vote by law, they agree to vote with the majority of the holders of the Series A Common Stock and Series B Common Stock; and (c) the holders of Series C Common Stock have no information or inspection rights, except with respect to such rights deemed not waivable by law.

Transfer Restrictions

Subject to a limited number of exceptions, the Series C Common Stock are subject to restrictions on the transfer thereof set forth in the Bylaws. Therefore, in general, no shares of Series C Common Stock may be transferred without first giving the Company the opportunity to purchase such shares. If the Company declines to purchase such shares, then the shares of Series C Common Stock may be sold to another party. This disclosure is intended to constitute the notices required by Sections 151(f) and 202(a) of the General Corporation Law of the State of Delaware. A statement of all of the rights, preferences, privileges, and restrictions granted to or imposed upon the shares of Series C Common Stock and upon the holders thereof may be obtained by any stockholder upon request and without charge, at the principal office of the Company, and the Company will furnish any stockholder, upon request and without charge, a copy of such statement.

What it means to be a Minority Holder

The structure of the Company's capital stock has the effect of concentrating voting control in the holders of Series A Common Stock and, to a lesser degree, Series B Common Stock, and the holders of Series C Common Stock will hold a minority interest in the Company. As a result, the holders of Series A Common Stock and Series B Common Stock have the ability to make all major decisions regarding the Company. The holders of Series C Common Stock will have no voting rights, which means they will not have the ability to influence the Company's policies or any other corporate matters, including the election of directors; amendments to the Certificate of Incorporation or the bylaws of the Company; issuances of securities; stock redemptions and repurchases; a merger, consolidation or other sale of the Company or its assets; or any other transactions whether with or without related parties.

Under Delaware law, the holder or a group of holders of a majority of the capital stock of the Company, the members of the Board and the officers of the Company owe fiduciary duties to all of the stockholders of the Company; provided, however, that the Certificate of Incorporation exculpates the directors of the Company from personal liability to the corporation or its stockholders for monetary damages for breach of the duty of care.

Dilution

Investors in this offering should understand the potential for dilution. Each investor's stake in the Company could be diluted due to the Company issuing additional shares of capital stock of the Company. When the Company issues additional shares of capital stock of the Company, the percentage of the Company that each investor owns will decrease, even though the value of the Company may increase, and investors will own a smaller portion of a company with potentially a greater value than before the dilution. An additional issuance of shares of capital stock could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options or other equity awards, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into capital stock of the Company. If the Board decides to issue additional shares of capital stock of the Company, investors could experience (i) value dilution because each share of capital stock of the Company would be worth less than before the issuance, (ii) control dilution because the total percentage of the Company that each investor owns would be lower than before the issuance, and (iii) earnings dilution because the amount each investor earns per share may be lower than before the issuance. The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings, including this offering. If an investor is making an investment expecting to own a certain percentage of the Company's capital stock or expecting each share to hold a certain amount of value, then it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

In addition, the Company has reserved for issuance upon exercise of options 793,918 shares of Series B Common Stock, of which 643,640 have been granted. However, no options have been exercised for shares of Series B Common Stock. Therefore, upon exercise of the options, the holders of Series C Common Stock along with the other holders of Common Stock will be diluted.

Transferability of securities

Pursuant to securities laws, for a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

However, the transfer of Series C Common Stock is always subject to the transfer restrictions set forth in the Bylaws of the Company; therefore, Subject to a limited number of exceptions, no shares of Series C Common Stock may be transferred without first giving the Company the opportunity to purchase such shares. If the Company declines to purchase such shares, then the shares of Series C Common Stock may be sold to another party. This disclosure is intended to constitute the notices required by Sections 151(f) and 202(a) of the General Corporation Law of the State of Delaware and any investor's purchase of the Series C Common Stock constitutes a waiver of any notices entitled to be received under Section 151(f) of the General Corporation Law of the State of Delaware after the issuance of the Series C Common Stock . A statement of all of the rights, preferences, privileges, and restrictions granted to or imposed upon the shares of Series C Common Stock and upon the holders thereof may be obtained by any stockholder upon request and without charge, at the principal office of the Company, and the Company will furnish any stockholder, upon request and without charge, a copy of such statement.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Results Of Operation:

Year ended December 31, 2016

Revenue/Deferred Revenue

During 2016 the company generated pre-sale orders totaling $3,997,203 through an Indiegogo campaign. These pre-orders have been recorded as deferred revenue (net of transaction fees) and will not be classified into earned revenue until the product has been manufactured and shipped. The company expects to begin shipment of products in December 2017.

Cost of Sales

No cost of sales has been recorded for 2016.

As noted above, the cost of sales will be recognized upon manufacturing and shipment of the product, expected to begin in December 2017.

Expenses

During 2016 the company has invested in the research and development of the product. These costs include the hiring of consultant and the purchase of software and hardware use in the development of the product. The company also incurred general and administrative costs associated with operating a company.

Expenses included are payroll and related costs, legal fees pertaining to the company and the product, banking and financial related costs, travel and rent. Marketing expenses were incurred relating to the launch and promotion of the Indiegogo campaign.

Year ended December 31, 2015

Expenses related to this year include the costs of establishing the company.

Financial Milestones

As noted above, the company has generated $3,997,203 in pre-sales orders and anticipates production and shipment of the product during December 2017.

Liquidity and Capital Resources

The company is currently generating operating losses and has been able, to date, to fund these losses through the pre-sale orders generated through Indiegogo as well as the continued advanced sales order system currently in place with their e-commerce platform Shopify. If the company is successful in this offering, we will likely seek to continue to raise capital under equity offerings, debt issuances or any other method available to the company.

See the details below for the use of the proceeds from this offering.

Indebtedness

During 2014, the Company issued three convertible promissory notes totaling $9,000. The convertible promissory notes bear interest at 5% and matured in November 2016. All notes have passed maturity and therefore are in default as of December 31, 2016. No principal or interest payments are due prior to maturity, and prepayments are not allowed. The convertible promissory notes are automatically convertible into the Company's common stock upon the next qualified financing of $1,250,000 (as further defined in the agreement) or upon the next non-qualifying financing at a price per share equal to the lesser of 80% of the lowest price in the triggering financing. In the event of the sale of the Company (as defined in the note agreements), the convertible promissory notes and any accrued interest shall be converted automatically into shares of Common Stock immediately prior to such sale event at a price equal to the discount rate multiplied by the proceeds per share of Common Stock payable in such sale event. On or after the maturity date and prior to repayment of the note, the holder may elect to have any or all of the outstanding principal and any accrued interest converted into common stock and a majority in interest may elect to have any or all of the outstanding principal amount under all transaction notes, and any accrued interest thereon, converted into shares of Common Stock. The notes shall convert into Common Stock at a price per shall equal to $1.00 per share. The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms were either not beneficial, of immaterial benefit, or were beneficial conversion features contingent upon a future event, and therefore, no discount was recorded as of December 31, 2016 or 2015. As of December 31, 2016 and 2015, none of the convertible promissory notes had not been converted and remained outstanding in the full principal amounts. Accrued interest as of December 31, 2016 and 2015 totaled $956 and $501, respectively. On November 20, 2016 the convertible promissory noted matured and in February 2017, the notes were converted into shares of commons stock.

Recent offerings of securities

None

Valuation

$11,412,772.50

The Company has not undertaken any efforts to produce a valuation of the Company. The price of the Shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
Professional Fees:	$0	$20,000
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds:	**$9,400**	**$985,800**
Use of Net Proceeds:		
R&D and Product Development	$9,400	$540,000
Marketing	$0	$100,000
General Operating Expenses	$0	$180,000
Working Capital	$0	$165,800
Total Use of Net Proceeds	$9,400	$985,800

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 9 months and plan to use the net proceeds of approximately $950,000 over the course of that time as follows:

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used for general working capital, research and development , product development and marketing.

The proceeds raised will be used to focus on R&D and product development projects designed to improve the speech recognition and translation services. The company will also begin a targeted marketing campaign to reach potential users through advertising and media strategies. Finally, the capital raised will contribute to general operating expenses, such as professional services and office expenses.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports labeled "Annual Reports" available at www.waverlylabs.com under the tab labeled "Company." The annual reports will be available within 120 days of the end of the Company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Waverly Labs Inc.

[See attached]

Waverly Labs, Inc.
A Delaware Corporation

Financial Statements (Unaudited)

December 31, 2017 and 2016

Waverly Labs, Inc.

TABLE OF CONTENTS

WAVERLY LABS, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,748,290	$ 3,038,451
Subscription receivable	-	4,236
Prepaid expenses	48,228	13,336
Inventory deposit	523,417	-
Funds held in escrow	53,298	-
Security deposit	8,276	7,800
Total Current Assets	3,381,509	3,063,823
Non-Current Assets:		
Property and equipment, net	280,219	94,144
Total Non-Current Assets	280,219	94,144
TOTAL ASSETS	$ 3,661,728	$ 3,157,967

No assurance is provided

See accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 23,634	$ 62,698
Accrued expenses	10,807	291
Income tax payable	1,384,843	1,168,166
Deferred revenue, net	4,786,341	3,677,057
Convertible notes	-	9,000
Accrued interest payable	42	956
Total Current Liabilities	6,205,667	4,918,168
Total Liabilities	6,205,667	4,918,168
Stockholders' Equity (Deficit):		
Common Stock, $0.0001 par, 10,000,000 shares authorized, 0 and 4,250,000 shares issued and outstanding, 0 and 157,237 shares vested as of December 31, 2017 and 2016, all respectively.	-	425
Series A Common Stock, $0.0001 par, 3,911,569 shares authorized, 3,911,569 and 0 shares issued and outstanding, 1,891,960 and 0 shares vested as of December 31, 2017 and 2016, all respectively.	391	-
Series B Common Stock, $0.0001 par, 1,803,818 shares authorized, 121,574 and 0 shares issued and outstanding, 98,276 and 0 shares vested as of December 31, 2017 and 2016, all respectively.	12	-
Series C Common Stock, $0.0001 par, 4,284,613 shares authorized, 359,518 and 0 shares issued and outstanding, 359,518 and 0 shares vested as of December 31, 2017 and 2016, all respectively.	360	-
Additional paid-in capital	1,277,852	465,535
Accumulated deficit	(3,822,554)	(2,226,161)
Total Stockholders' Equity (Deficit)	(2,543,939)	(1,760,201)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 3,661,728	$ 3,157,967

WAVERLY LABS, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ 899,240	$ -
Costs of goods sold	(421,164)	-
Gross profit	478,076	-
Operating Expenses:		
General & administrative	1,246,802	656,754
Research & development	495,776	362,426
Sales & marketing	116,800	25,822
Total Operating Expenses	1,859,378	1,045,002
Loss from operations	(1,381,302)	(1,045,002)
Other Income/(Expense):		
Interest expense	(184)	(455)
Interest income	1,770	-
Total Other Income/(Expense)	1,586	(455)
Provision for income taxes	(216,677)	(1,168,166)
Net Loss	$ (1,596,393)	$ (2,213,623)

No assurance is provided

See accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Common Stock										
	Common Stock		Series A Common Stock		Series B Common Stock		Series C Common Stock				
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at December 31, 2015	14,020	$ 2	-	$ -	-	$ -	-	$ -	$ -	$ (12,538)	$ (12,536)
Issuance of common stock	4,235,980	423	-	-	-	-	-	-	3,813	-	4,236
Excess fair value of stock grants	-	-	-	-	-	-	-	-	461,722	-	461,722
Net loss	-	-	-	-	-	-	-	-	-	(2,213,623)	(2,213,623)
Balance at December 31, 2016	4,250,000	$ 425	-	$ -	-	$ -	-	$ -	$ 465,535	$ (2,226,161)	$ (1,760,201)
Stock Repurchase	(338,431)	$ (34)	-	$ -	-	$ -	-	$ -	$ (304)	$ -	(338)
Amendment to articles of incorporation	(3,911,569)	(391)	3,911,569	391	-	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-	-	-	7,212	-	7,212
Conversion of notes to Series B Common Stock	-	-	-	-	9,900	1	-	-	9,899	-	9,900
Issuance of Series B common stock	-	-	-	-	111,674	11	-	-	636	-	647
Issuance of Series C common stock	-	-	-	-	-	-	359,518	360	887,932	-	888,292
Offering costs	-	-	-	-	-	-	-	-	(93,058)	-	(93,058)
Net loss	-	-	-	-	-	-	-	-	-	(1,596,393)	(1,596,393)
Balance at December 31, 2017	-	$ -	3,911,569	$ 391	121,574	$ 12	359,518	$ 360	$ 1,277,852	$ (3,822,554)	$ (2,543,939)

WAVERLY LABS, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (1,596,393)	$ (2,213,623)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	34,033	1,953
Fair value of stock grants	-	461,722
Stock compensation expense	7,212	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(34,891)	(13,336)
(Increase)/Decrease in inventory deposit	(523,417)	-
(Increase)/Decrease in security deposit	(476)	(7,800)
Increase/(Decrease) in accounts payable	(39,065)	62,698
Increase/(Decrease) in accrued expenses	10,516	(3,192)
Increase/(Decrease) in income tax payable	216,677	1,168,166
Increase/(Decrease) in deferred revenues	1,109,284	3,677,057
Increase/(Decrease) in accrued interest payable	(14)	455
Net Cash Provided By (Used In) Operating Activities	(816,534)	3,134,100
Cash Flows From Investing Activities		
Purchase of property and equipment	(220,108)	(96,097)
Net Cash Used In Investing Activities	(220,108)	(96,097)
Cash Flows From Financing Activities		
Proceeds from issuance of Class C common stock	834,994	-
Proceeds from issuance of Class B common stock	647	-
Offering costs	(93,058)	-
Payments to repurchase stock	(338)	-
Proceeds collected from stock receivable	4,236	-
Net Cash Provided By Financing Activities	746,481	-
Net Change In Cash	(290,161)	3,038,003
Cash at Beginning of Period	3,038,451	448
Cash at End of Period	$ 2,748,290	$ 3,038,451
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of convertible notes payable and accrued interest to Class B common stock	$ 9,900	$ -

No assurance is provided

See accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Waverly Labs, Inc. (the "Company"), is a corporation organized June 16, 2014 under the laws of Delaware. The Company is developing a pilot earpiece language translator.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017 and 2016, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,628,349 and $2,580,707, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2017 and 2016, the Company carried did not carry any receivables.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balance at December 31, 2017 has estimated useful lives ranging from 3 - 5 years. The Company also depreciates equipment based on actual production of units over the estimated production life of the asset. The Company's property and equipment consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Property and equipment, at cost	$ 316,205	$ 96,097
Accumulated depreciation	(35,986)	(1,953)
Property and equipment, net	$ 280,219	$ 94,144
Depreciation expense	$ 34,033	$ 1,953

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped.

The Company has conducted pre-sale crowdfunding campaigns on its products, which resulted in $4,786,341 and $3,677,057 of customer deposits on future production of its product as of December 31, 2017 and 2016, respectively. Revenues will be recognized on these arrangements after the pre-sold units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $495,776 and $362,426 for the years ended December 31, 2017 and 2016, respectively. Of the 2016 research and development expenses, $187,178 was the result of non-cash expense recognized on the grant of stock to employees and consultants of the Company, as discussed in Note 5.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

For the year ended December 31, 2017, the Company had taxable income of approximately $565,884, for federal tax purposes. The resulting tax obligation from this taxable income based upon its enacted federal and state tax rates was $216,677. The Company accrued this expense to its liabilities on the December 31, 2017 balance sheet and provision for income tax expense in the statement of operations for the year ended December 31, 2017, resulting in a tax obligation of $1,384,843 as of December 31, 2017. For the year ended December 31, 2016, the Company had taxable income of approximately $3,103,000, which was reduced by its 2015 net operating loss carryforward of $12,000 to determine taxable income of $3,091,000 for federal tax purposes. The resulting tax obligation from this taxable income based upon its enacted federal and state tax rates was $1,185,260, reduced by a $17,094 increasing research tax credit, resulting in a net tax obligation of $1,168,166. The Company accrued this expense to its liabilities on the December 31, 2016 balance sheet and provision for income tax expense in the statement of operations for the year ended December 31, 2016. These expenses and liabilities do not include penalties and interest for late payment of these obligations, which the Company is yet to determine and pay.

The 2017 and 2016 tax obligations are due to a difference in the timing of revenue recognition under GAAP compared to tax basis on its pre-sales of $1,936,502 and $3,677,057 for the years ended December 31, 2017 and 2016, respectively. These revenues are recognized as received for tax purposes, but are not recognized to revenues until fulfilment of revenue recognition criteria under GAAP. Therefore, the Company has deferred tax assets of approximately $1,248,746 and $1,407,945 from this GAAP-to-tax timing difference. This accrual was made out of an analysis of an uncertain tax position, where the Company has filed its returns treating these pre-sales as advance payments and therefore deferring recognition of the income until later years, where the Company determined it is more-likely-than-not that that this uncertain tax position would not be sustained, and the pre-sales would be treated as 2017 and 2016 taxable income for federal and state income tax purposes.

The Company intends to recognize this income in subsequent years tax returns for tax purposes and pay such obligations accordingly. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2017 and 2016.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. The Company files U.S. federal and New York state income tax returns. The Company has elected not to amend its previously filed 2016 tax return and pay tax obligations potentially due, as the Company believes it can allowably defer recognition of the taxable revenues from its pre-sales until its 2017 income tax return, as discussed above. Under tax law, the Company can carry back future losses from the subsequent two tax periods to offset taxable income and recover taxes paid. Therefore, any tax losses from 2017 and/or 2018 can be carried back and applied against the 2016 taxable income to recover such taxes paid. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated profits through December 31, 2017, has sustained net losses of $1,596,393 and $2,213,623 during the years ended December 31, 2017 and 2016, respectively, and has accumulated deficits of $3,822,554 and $2,226,161 as of December 31, 2017 and 2016, respectively, and has current liabilities in excess of current assets of $2,824,158 as of December 31, 2017.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: CONVERTIBLE PROMISSORY NOTES PAYABLE

Convertible Promissory Notes Payable

During 2014, the Company issued three convertible promissory notes totaling $9,000. The convertible promissory notes bearing interest at 5% and matured in November 2016. All notes have passed maturity and therefore are in default as of December 31, 2016. No principal or interest payments are due prior to maturity, and prepayments are not allowed. The convertible promissory notes were automatically convertible into the Company's common stock upon the next qualified financing of $1,250,000 (as further defined in the agreement) or at the noteholders' option upon the next non-qualifying financing at a price per share equal to the lesser of 80% of the lowest price in the triggering financing.

On February 10, 2017, the holders of the $9,000 of convertible promissory notes elected to exercise the optional conversion right and convert principal and interest at a conversion price of $1.00 per share, resulting in the issuance of 9,900 shares of common stock.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

During 2017, the Company amended its Articles of Incorporation, authorizing 10,000,000 shares of common stock, of which 3,911,569 shares were designated as Series A Common Stock at $0.0001 par value, 1,803,818 shares were designated as Series B Common Stock at $0.0001 par value, and 4,284,613 shares were designated as Series C Common Stock at $0.0001 par value.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Series B Common Stock and Series C Common Stock are identical to those of the Class A Common Stock other than in respect to voting rights, where Class A Common Stock holders are entitled to ten votes for each share of Series A Common Stock, the holders of Series B Common Stock are entitled to one vote for each share of Series B Common Stock, the holders of Series C Common Stock have no voting rights.

The Company had previously authorized 10,000,000 shares of $0.0001 par value common stock. During 2017, the 3,911,569 shares were converted to Series A Common Stock. During 2017, 338,431 shares of common stock were forfeited back to the Company at $0.0001 per share resulting in $338 paid by the Company. As of December 31, 2017 and 2016, 0 and 4,250,000 shares of common stock were issued and outstanding, respectively. As of December 31, 2017 and 2016, 3,911,569 and 0 shares of Series A Common Stock were issued and outstanding, respectively.

In 2016, the Company issued 4,235,980 shares of common stock at $0.0010 per share, resulting in subscription receivable of $4,236. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These stock issuances were issued to service providers of the Company for services valued at $461,722 based on the Company's estimate of the excess fair value of the common stock issued under these arrangements compared to the issuance prices.

In 2017, the Company has raised $888,292 in an offering of its Series C Common Stock pursuant to an offering under Regulation Crowdfunding. 359,518 shares of common stock were issued at prices between $2.37-$2.50 per share. As of December 31, 2017 and 2016, 359,518 and 0 shares of Series C Common Stock were issued and outstanding, respectively. $53,298 of these funds were not yet received from issued stock on this offering, are were recorded as funds held in escrow (asset) on the balance sheet.

In 2017, the Company issued 111,674 shares of Series B Common Stock, resulting in proceeds of $647. On February 10, 2017, the holders of the $9,000 of convertible promissory notes, together with $900 of accrued interest, elected to exercise the optional conversion right and convert principal and interest at a conversion price of $1.00 per share, resulting in the issuance of 9,900 shares of common stock. As of December 31, 2017 and 2016, 121,574 and 0 shares of Series B Common Stock were issued and outstanding, respectively.

Certain share issuances were subject to vesting provisions, and generally vest over a period of four years, subject to a six-month or one-year cliff. As of December 31, 2017 and 2016, 1,891,960 and 0 shares of Series A Common Stock had vested and 98,276 and 0 shares of Series B Common Stock had vested, all respectively.

NOTE 6: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 793,918 shares as of December 31, 2017. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 302,042 as of December 31, 2017.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the year ended December 31, 2017 is as follows:

Risk Free Interest Rate	1.84%-2.22%
Dividend Yield	0.00%
Estimated Volatility	62.00%
Expected Life (years)	5.00
Fair Value per Stock Option	$0.059

For options issued to date, a vesting schedule of 3-4 years has been used. A summary of information related to stock options for the year ended December 31, 2017 is as follows:

	December 31, 2017	
	Options	Weighted Average Exercise Price
Outstanding - beginning of year	-	$ -
Granted	491,876	$ 0.110
Exercised	-	$ -
Forfeited	-	$ -
Outstanding - end of year	491,876	$ 0.110
Exercisable at end of year	191,190	$ 0.110
Weighted average grant date fair value of options granted during year	$ 0.059	
Weighted average duration to expiration of outstanding options at year-end	9.3	

Stock-based compensation expense of $7,212 was recognized under FASB ASC 718 for the year ended December 31, 2017. Total unrecognized compensation cost related to stock option awards amounted to $21,809 for the year December 31, 2017 and will be recognized over a weighted average period of 29 months.

NOTE 7: LEASE OBLIGATION

The Company entered into a lease agreement for office space in New York. The lease term commenced September 1, 2016 and was scheduled to expire after 12 months on August 31, 2017. Monthly lease obligations under the lease totaled $3,900 per month. On April 1, 2017, the Company amended its previous lease dated September 1, 2016, for a new 12-month period with monthly rent payments of $5,200. Subsequently, on July 1, 2017, the Company amended the previous lease dated April 1, 2017 for a new 12-month period with monthly rent payments of $7,800. Rent expense for the years ended December 31, 2017 and 2016 totaled $76,916 and $15,600, respectively.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 30, 2018, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest | Edit My Campaign | Secondary BETA | ICO 2.0 Summit | Tess B.

Waverly Labs Inc. is pending **StartEngine Approval.**



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Raised of $10K - $107K goal

Waverly Labs Inc.

Pilot Translating Earpiece

Small OPO · Brooklyn, NY · Technology
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share





Building a World Without Language Barriers

Invest in Waverly Labs

Waverly Labs is an innovative consumer products company at the convergence of speech translation and wearable technology.

We've successfully developed, pre-sold, and began manufacturing of Pilot Translating Earpiece.

Using the latest technologies in speech recognition, machine translation and the advances of wearable technology, **our smart earpiece allows wearers to speak different languages but still clearly understand each other.** Simply put, when one person speaks, the other hears it in their language.

Science fiction has called it many things, but we call it Pilot.

Combined with our Pilot Speech Translator App, the Pilot Translating Earpiece is a wearable instant translator.

Pilot's near record-breaking crowdfunding campaign speaks to the market interest in this revolutionary product that opens up global communication


Pilot

in a whole new, intuitive and natural way.

Invest in Waverly Labs, creators of what we believe is the most advanced communication wearable on the market today.

Well-positioned with cash-on-hand of $2.1M to cover manufacturing costs of 27,000 units and fulfill our preorder sales, **the capital raised from this campaign will be used to hire additional developers to focus on more advanced speech translation challenges, as well as focus on partnership and retail strategies.**

- Waverly Labs Co-Founder & CEO Andrew Ochoa





Your Investment

Investment

$2.50/share of Series C Common Stock | When you invest you are betting the company's future value will exceed **$12.5M**.

Perks*

$500+ 10% off the Pilot earpiece purchased through our website

$2,500+ Reserved Pilot earpiece in your color choice of red, black, or white

$5,000+ Additional 5% bonus shares & reserved Pilot earpiece in your color choice of red, black, or white

$10,000+ Additional 10% bonus shares & reserved Pilot earpiece in your color choice of red, black, or white

**Current customers of the Pilot earpiece, prior to the launch of our Reg CF investment campaign, automatically qualify for 10% bonus shares upon an investment of $5,000 or more. Perks and bonus shares are not compounded for current customers. All perks occur after the offering is completed.*

Waverly Labs' Mission is to bridge global communications by building a world without language barriers

Meet Pilot - Our Revolutionary Product


WAVERLY LABS

Choose a life untethered and never be lost-in-translation again. **Pilot Translating Earpiece instantly translates between users speaking different languages.** Pilot provides an end-all translation solution to international professionals, travelers and anyone otherwise faced with a language barrier that prevents communication from being possible.


ENGLISH
FRENCH
RUSSIAN
MANDARIN CHINESE
SPANISH
GERMAN
PORTUGUESE
HINDI
ITALIAN
ARABIC
POLISH
TURKISH
JAPANESE
KOREAN
GREEK

Languages available include: Arabic, English, French, German, Greek, Hindi, Italian, Japanese, Korean, Mandarin Chinese, Polish, Portuguese, Russian, Spanish, Turkish

---

Product Showcase



WAVERLYLABS
WAVERLYLABS

"The gadget straight out of science fiction has come to life."

- Mashable

Pilot Translating Earpiece



The Pilot Translating Earpiece translates between users speaking different languages. A 2nd earpiece is included for sharing, so you can speak to the other person. When not translating, the two earpieces can also be used to listen to music and make and receive calls.

- Available in 15+ languages
- Available in 3 colors (Red/White/Black)
- Dual Noise-cancelling microphones
- Bluetooth Technology
- Full-Day Battery Life
- Stable, modern & ergonomic design

Pilot Speech Translator App


Jono

The Pilot Speech Translator App is used to select the languages for the Pilot earpiece. It allows users to translate between languages in two ways:

- Speaking
- Texting

Users select the source language and the target language. If the source language is not supported by speech recognition, a keyboard will appear to type the words or phrase.

How Pilot Works

Pilot uses the latest advances in speech recognition, machine translation and wearable technology to allow two users to speak without language barriers. The earpiece and translation system is a conversation system, therefore it is designed for two people.





PILOT EARPIECE

Using specially designed noise-cancelling microphones, the Pilot earpiece recognizes speech and filters out ambient noise

PILOT APP

The Pilot App then uses speech recognition, machine translation and speech synthesis to translate what was spoken

PILOT EARPIECE

The second Pilot earpiece plays the newly translated speech for the other person

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Future Products

Using our core speech translation technology, we're already working on future products that will solve similar translation challenges

Pilot Chat



Pilot Chat is a global chat messenger to translate your texts and messages with anyone in the world

Far-Field Translation


Are you hungry?
How are you?
Wow!

Pilot with far-field crowd translation is designed to translate everything around you, not just conversations with your speaking partner

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Press


CNN tech
Samuel Burke
CNNTech | Business and Technology Correspondent

"All I can say right now is, 'Wow.'"

-CNET

TNW THE NEXT WEB · THE HUFFINGTON POST · THE VERGE · Mashable · BUSINESS INSIDER · Forbes

"The Waverly Labs Pilot is as close as I've seen to the Universal Translator I was promised by Star Trek when I was a kid."

- Forbes

What We've Accomplished So Far



In less than 18 months, Waverly Labs has generated more than **$5.5M in gross revenues.**

To date, over 25,500 units of the Pilot earpiece have been pre-sold to more than 23,000 customers through our Indiegogo campaign as well as on our e-commerce website, all of whom are eagerly awaiting our forthcoming product shipment scheduled for December 2017.

How It All Started



A Near Record-Breaking Indiegogo Campaign

Our near record-breaking 2016 crowdfunding campaign **raised $4.4M** and surpassed our intended goal by 3181% with over 19,000 backers.

This led to over **19,000+ pre-orders.** Immediately after the raise, we released an early version of the Pilot Speech Translator app, produced demos at Mobile World Congress and much more.

Now, as we enter the next phase of our business, we look to expand our community even further. We've come a long way since the product was first introduced to the world; whether you were a fan from the Indiegogo days, or are just now finding us, we trust you'll see the progress that Waverly Labs has made.





The Market and Industry

The global market for language services is massive, and is expected to surpass $45B annually by 2020 (Common Sense Advisory research firm).

Colleagues, professionals, travelers, and even loved ones are often faced with the difficulty of trying to speak with one another while faced with the language divide. It's a great global challenge, and Waverly Labs is at the forefront of it.



Quarterly Sales
$2.4MM
11,556
$757k
3,537
$786k
3,673
$869k
3,639
$324k
1,212
$291k
1,093
$599k
2,406
2016 - Q2
2012 - Q3
2012 - Q4
2017 - Q1
2017 - Q2
2017 - Q3
2017 - Q4 (projected)
Sales Revenue
Unit Sales
Sales Revenue
$5.71MM
May 2016 - Novemer 2017
Unit Sales
25,500
May 2016 - Novemer 2017

Significant Market Finding

Language barriers are a constant problem within our rapidly globalizing society.

As globalization soars, language barriers will continue to be a global challenge.

Our customers span all walks of life, from the school teacher who needs to speak to the parents of her students, to the coffee buyer who needs to speak with his farmers in Central America.



Geographical Sales

The Team

"What separates Waverly Labs from other companies is the expertise on both hardware and software sides. I think the deep understanding of both is what creates a great product." -William Goethals, Co-Founder, VP of Manufacturing







Letter from the CEO



WAVERLYLABS

To Our Prospective Investors,

We started Waverly Labs out of a desire to solve a global challenge with our Pilot earpiece, and even though we knew we were working on something groundbreaking, we didn't anticipate the level of love and support that we've received from our global community. It's inspiring to know that so many people are just as passionate about breaking down language barriers as we are, and we're thrilled to have touched so many lives.

Our customers send us stories every day about how they'll use Pilot. From Catherine, the school teacher who will use Pilot to speak with her student's parents, to John, the coffee buyer who needs to communicate with his Central American coffee farmers, and Ted, who is simply looking for a way to speak with his in-laws, your support and encouragement are why we do this.

This is the first time we've allowed anyone outside of our team to own a piece of our tech startup, but we invite you to become a partner. As an investor and evangelist, you'll be at the cutting-edge of innovative technology that will bridge the language divide. We'll reap the rewards of our success and build something incredible. When people ask who did it, you'll say **"We Did It".**

Join us on this journey, and together we'll shape the future.

Sincerely,

Andrew Ochoa
President and CEO
Waverly Labs Inc.

19 Morris Avenue Brooklyn, NY 11205 United States

June 2014

Waverly Labs Launches

Andrew Ochoa creates Waverly Labs.

November 2014



Market Research & Industrial Design

Waverly Labs starts creating the world's first wearable instant translator.

September 2015



Full Proof of Concept

Waverly Labs completes Proof of Concept on the Pilot Translation System.

March 2016



Pilot Software Prototype Complete

Waverly Labs finishes the Software Prototype of the Pilot Speech Translation App.

April 2016



Pilot Earpiece Design Prototype Complete

Waverly Labs finishes the Design Prototype of the Pilot Translating Earpiece.

January 2017

Waverly Labs Raises Nearly $4.5M on Indiegogo

$4,426,205 raised by 19,936 backers (3181%).

July 2017



Pilot Pre-Production Begins

The manufacturing process of the Pilot Earpiece begins with tooling, certifications compliance, & securing components for 27,000 units.

November 2017



Pilot Enter Mass Production!

Pre-order sales of the Pilot Translating Earpiece enter mass production to produce 500 units per day.

November 2017

Waverly Labs Launches on StartEngine

Waverly Labs seeks $1.07M from investors to further R&D and marketing initiatives.

In the Press

SHOW MORE

Meet the Team



ANDREW OCHOA

FOUNDER & CEO, PRESIDENT, DIRECTOR

As CEO & VP of Product Development, Andrew oversees all business operations and product development of the Pilot Translating Earpiece and Pilot Speech Translator App. Andrew founded Waverly Labs in 2013. Prior to this he worked on sales and product teams for tech startups in Austin, TX and New York, NY



JAINAM SHAH

CO-FOUNDER & VP OF HARDWARE ENGINEERING, DIRECTOR

Plans and directs all aspects of hardware engineering, including research, hardware development, and logistics. Jainam joined Waverly Labs in early 2014 after completing his Masters degree. Prior to that time he worked on various projects with NASA, MIT and the US Navy.



WILLIAM GOETHALS

CO-FOUNDER & VP OF MANUFACTURING, DIRECTOR

Leads the manufacturing and supply chain for the pilot earpiece, as well as firmware and electrical engineering. William joined Waverly Labs in 2014. He has brought 15 products to market specializing in manufacturing, firmware, hardware and software integration.



SERGIO DEL RIO DIAZ

HEAD OF DESIGN ENGINEERING

Manages the Pilot earpiece and charger product design and DFMA strategy



NICHOLAS RUIZ

SPEECH TRANSLATION ADVISOR
PhD, Computer Science, Speech Translation

Strategizes on the speech translation development and long-term planning for the pilot translation software



GEORGIY KONOVALOV

SENIOR SOFTWARE ENGINEER

Manages the development of the mobile applications and the integration of the speech translation engine



ALISHER AGZAMOV

BACK-END DEVELOPER

Working on server-side application architecture, implementing endpoints, administration of all servers.



ALEXIS CREUZOT

iOS DEVELOPER

Working on mobile iOS application and integrating speech translation engine.



CRAIG STOVER

PRODUCT MANAGER

Product Manager of app development, user research, feature definition and integration with the Pilot earpiece



JONO FREEMAN

PRODUCT DESIGNER

Focuses on branding, design and user experience of the speech translator app



MOHA ANTANI

MARKETING & OPERATIONS ASSOCIATE

Coordinates Pilot's community of users through social media, blogging, creative and customer support

Offering Summary

Maximum 428,000 shares of common stock ($1,070,000)

Minimum 4,000 shares of common stock ($10,000)

Company	Waverly Labs Inc.
Corporate Address	19 Morris Avenue, Brooklyn, NY 11205
Description of Business	Waverly Labs is an innovative consumer products company at the convergence of speech translation and wearable technology. Waverly Labs is developing Pilot, the world's first translating earpiece.
Type of Security Offered	Series C Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	2.50
Minimum Investment Amount (per investor)	$295.00

Perks*

$500+ 10% off the Pilot earpiece purchased through our website

$2,500+ Reserved Pilot earpiece in your color choice of red, black, or white

$5,000+ Additional 5% bonus shares & reserved Pilot earpiece in your color choice of red, black, or white

$10,000+ Additional 10% bonus shares & reserved Pilot earpiece in your color choice of red, black, or white

*Current customers of the Pilot earpiece, prior to the launch of our Reg CF investment campaign, automatically qualify for 10% bonus shares upon an investment of $5,000 or more. Perks and bonus shares are not compounded for current customers. All perks occur after the offering is completed.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

Video 1

Waverly Labs began about 4 or 5 years ago. We were a small team really inspired by wearable technology and we wanted to design a smart earpiece that would solve a global challenge. If we're going to do something really groundbreaking with this smart earpiece, language itself would be the greatest thing we could solve. And that was the idea; it's the world's first translating earpiece. To make it work, you have one headphone, you put it in one ear, and the other headphone you give to the person you're trying to talk to, you set the languages on our app, and then you just start speaking. This is where we work. It's a big huge complex where we can collaborate with other hardware companies. It gives us plenty of space for our software team, our product team. So Waverly Labs is a very diverse team. We have software engineers who speak French, Russian, Spanish. What separates Waverly Labs from other companies is the expertise on both software and hardware sides. I think the deep understanding of both is what creates a great product. What we have tried to accomplish here at Waverly Labs is try to bring in a hardware product, integrate it with the software, so it makes it very conversational, which is more human natural behavior. And we have other products that we're working on, using the same core technology of the speech translation system, including a chat messenger that will utilize the same translation technology so you can text and talk to anyone wherever they're at in the world. But if we can solve the language barrier on a personal level as well, it's incredibly inspiring. You get to hear stories about how they'll be able to speak to their grandmother, or they'll be able to go travel to a place where they never thought they could. We want to perfect it; the Pilot is going to be the first earpiece out in the market to solve that problem. We're all here for the mission of breaking down language barriers. And working here is the best.

Video 2

I'm trying out Waverly earbuds; they do live translation from one ear to another. We're the first startup to be at the convergence, at the intersection, of both wearable technology and speech translation. This sounds like a complete and utter breakthrough. All you need is bluetooth and a data connection. All I can say so far is wow.

Video 3

I came up with the idea for a translator when I met a French girl. That's really where the story starts; I was on vacation and I met this girl. It was difficult for us to communicate because she didn't speak English very well. And even when we tried to find a solution, like using some translation app to communicate, it was horrible. Look, if you and I are speaking, and our phones are in our face like this, forget it, this is a wall, we're out of this real world interaction. But this in your ear, puts us right back in it. Elodie, put this in your ear. [French] Yea put it in your ear. [French] Yea. Ok. Can you hear me in French? [French] Yea it's translating, it's translating. This little wearable uses translation technology to allow to people to speak different languages but still clearly understand each other. Simply put, when one person speaks, the other hears it in their language. Developing the Pilot has been an intensive process; our teams been working on it for over two years. Andrew is our original co-founder and oversees product development. I'm an electrical engineer and expert at manufacturing. We also have a mechanical engineer, software engineer, PhD in machine translation, as well as an industrial designer. Our wide breadth of experts has allowed us to develop a product from the ground up. We wanted to create something that hugs the curves of the ear without being obtrusive. Something snug but fashionable to wear. In the process we just decided to throw in an extra earpiece for wireless streaming music. That means the full system includes two earpieces and its accompanying app; it's from the app itself where all the languages are uploaded to the earpiece. It's kind of an end all solution for the traveller or the international professional. That's what we're doing here at Waverly Labs. It's simply the most advanced communication wearable. This Indiegogo campaign helps us finish what we've started. We can get the earpieces, along with its portable charger, manufactured and delivered within a year. The app works on its own if you just want to use the app for basic translation, and we'll have the app out by late summer, first for our backers here on Indiegogo, but for the full experience you really want the earpieces too. It's the dream you know, a life untethered, free of language barriers. It's just that it's no longer a dream anymore, it's real.

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